UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MorphoSys AG

(Name of Subject Company)

MorphoSys AG

(Name of Persons Filing Statement)

Ordinary Shares, no par value

(Title of Class of Securities)

617760202

(CUSIP Number of Class of Securities)

Charlotte Lohmann

Member of the Executive Committee, Chief Legal and Human Resources Officer

Semmelweisstrasse 7

82152 Planegg

Germany

+49 89-89927-0

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson

Faiz Ahmad

Jan Bauer

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned voluntary public cash takeover offer (the “Takeover Offer”) by Novartis BidCo AG (formerly known as Novartis data42 AG) (the “Bidder”), a wholly owned subsidiary of Novartis AG, for all of the outstanding no-par value bearer shares of MorphoSys AG (the “Company”), to be commenced pursuant to the Business Combination Agreement, dated February 5, 2024, among the Company, Novartis AG and the Bidder.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Takeover Offer:

• Exhibit 99.1:	Press Release, dated March 13, 2024
• Exhibit 99.2:	Social Media Posts on LinkedIn and X
• Exhibit 99.3:	Investor Corporate Overview Presentation
• Exhibit 99.4:	Letter to Shareholders from MorphoSys 2023 Annual Report

Notice to Investors and Security Holders

The takeover offer described in this communication (the “Takeover Offer”) has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of MorphoSys AG (the “Company”). The final terms and further provisions regarding the Takeover Offer will be in the offer document once the publication of the offer document by Novartis BidCo AG (formerly known as Novartis data42 AG) (the “Bidder”) has been approved by the German Federal Financial Supervisory Authority (the “BaFin”), after which the offer document will be filed with the U.S. Securities and Exchange Commission (the “SEC”). A solicitation and an offer to buy shares of the Company will be made only pursuant the offer document. In connection with the Takeover Offer, the Bidder and Novartis AG will file a Tender Offer Statement on Schedule TO with the SEC (together with the offer document, an Offer to Purchase including the means to tender and other related documents, the “Takeover Offer Documents”), the Company’s management board and supervisory board will issue a joint reasoned statement in accordance with sec. 27 of the German Securities Acquisition and Takeover Act and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (together with the joint reasoned statement, the “Recommendation Statements”). THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TAKEOVER OFFER DOCUMENTS AND THE RECOMMENDATION STATEMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TAKEOVER OFFER. The Takeover Offer Documents and the Recommendation Statements will be distributed to all stockholders of the Company in accordance with German and U.S. securities laws. The Tender Offer Statement on Schedule TO and the Solicitation/Recommendation Statement on Schedule 14D-9 will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Bidder or the Company. Free copies of these materials and certain other offering documents will be made available on the Company’s website in English at morphosys.com/en/investors/Novartis-TakeoverOffer and in German at morphosys.com/de/investoren/Novartis-TakeoverOffer, by mail to MorphoSys AG, Semmelweisstrasse 7, 82152 Planegg, Germany or by phone at +49 89 8992 7179.

In addition to the Offer to Purchase, including the means to tender and certain other Takeover Offer Documents, as well as the Solicitation/Recommendation Statement, the Company files other information with the SEC. The Company’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov and are also available free of charge under the “SEC Filings” section of the Company’s website at www.morphosys.com/en/investors.

In order to reconcile certain areas where German law and U.S. law conflict, Novartis AG and the Bidder expect to request no-action and exemptive relief from the SEC to conduct the Takeover Offer in the manner described in the offer document.

Acceptance of the Takeover Offer by stockholders residing outside Germany and the United States of America may be subject to further legal requirements. With respect to the acceptance of the Takeover Offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

Forward Looking Statements

This communication contains certain forward-looking statements concerning the Company, the Bidder and the Takeover Offer that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this communication, the Company’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Takeover Offer; statements about the expected timetable for the consummation of the Takeover Offer; the Company’s plans, objectives, expectations and intentions; and the financial condition, results of operations and business of the Company and Novartis AG.

The forward-looking statements contained in this communication represent the judgment of the Company as of the date of this communication and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of the Company, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the Takeover Offer; uncertainties as to how many of the Company’s stockholders will tender their stock in the Takeover Offer; the possibility that competing offers will be made; the possibility that various conditions for the Takeover Offer may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Takeover Offer; the effects of the Takeover Offer on relationships with employees, other business partners or governmental entities; that the Bidder and Novartis AG may not realize the potential benefits of the Takeover Offer; transaction costs associated with the Takeover Offer; that the Company’s expectations may be incorrect; the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; the Company’s reliance on collaborations with third parties; estimating the commercial potential of the Company’s development programs; and other risks indicated in the risk factors included in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company and the Tender Offer Statement on Schedule TO and related Takeover Offer Documents to be filed by the Bidder and Novartis AG. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this communication. The Company and the Bidder expressly disclaim any obligation to update any such forward-looking statements in this communication to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.